Mycroft AI, Inc.
2019 Form C-AR

Name and Legal status of the organization (pp 227.201 (a))

Mycroft AI, Inc.
A Delaware Corporation
300 E. 39th
Kansas City, MO 64111
http://mycroft.ai

Names of the directors and officers (pp 227.201 (b))

Joshua Montgomery (founder)
   - Mycroft AI, Inc. President, Jan 2016 - present
   - Mycroft AI, Inc. CEO, Jan 2016 - present.
   - United States Air Force, Captain 177th Wichita, KS Apr 2009
     - present
   - Wicked Broadband President and co-founder. Jan 2006 -
     present
       - Internet Service Provider.
   - Guard Well Farm, Co-owner Jan 2019 - present
       - Coffee farm.

Kris Adair
   - Mycroft AI, Inc. CFO. Jan 2016 - present.
   - Mycroft AI, Inc. Treasurer. Jan 2016 - present
   - Wicked Broadband, Co-founder & Secretary Jan 2006 - present
   - Lawrence Center for Entrepreneurship, Executive Director
     Jan 2014 - July 2017
   - Guard Well Farm, Co-owner Jan 2019 - present
Nate Tomasi
   - Mycroft AI, Inc. COO. 2017-2019

- Mycroft AI, Inc. Director of Operations 2017-2019,
- Captify Health, Medical Technology 2015-2017
- Rhythm Engineering VP Operations, 2010-2015
    - Traffic Engineering

Derick Schweppe
  - Mycroft AI, Inc. CDO (Chief Design Officer) 2017 - present
  - Mycroft AI, Inc. Industrial Designer 2016 - 2017
  - University of Kansas School of Design. Design Lecturer.
    2009-2017

Owners of more than 20% of the voting securities (pp 227.201 (c))

As of Dec 31, 2019, Joshua Montgomery and Kristie Adair, through their trust JTWROS, control 24.62% of the votes through their ownership of Voting Common Stock.

Description of business (pp 227.201 (d))

Mycroft AI provides an open alternative to Apple's Siri and Amazon Alexa. Voice is poised to be the next shift in human-machine interaction and Mycroft is positioned to be the voice platform of choice globally. Incumbent competitors like Apple, Google, and Amazon seem indestructible but historically, open alternatives become industry standards over closed ecosystems. This can be seen in embedded computing and servers (Linux), relational databases (MySQL), web content management (WordPress) and mobile operating systems (Android). Being the open alternative, Mycroft is available to both individual innovators who need a platform on which to build, and large enterprises that care about data privacy and vendor lock.

Current Employees (pp 227.201 (e))

As of Dec 31, 2019, there were 5 employees.

Material risk factors (pp 227.201 (f))

Lack of income: Mycroft AI was formed on Feb 1, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycroft AI has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Competitors are the dominant tech companies in the world. Mycroft will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Capital structure and ownership (pp 227.201 (m))

(1) Capitalization Table

Stock Agreement Name: Voting Common Stock
Shares Issued: 7209242
Warrants: 418851
Options Outstanding & Exercised: 0
Options Available: 0
Fully Diluted Shares: 7628093
Voting?: Yes
Liquidity Preference: None

Stock Agreement Name: Non-Voting Common Stock
Shares Issued: 6681233
Warrants: 0
Options Outstanding & Exercised: 2528897
Options Available: 7993358
Fully Diluted Shares: 17203488
Voting?: No
Liquidity Preference: None

Stock Agreement Name: Series Seed Preferred Stock
Shares Issued: 2079528
Warrants: 0
Options Outstanding & Exercised: 0
Options Available: 0
Fully Diluted Shares: 2079528
Voting?: Yes
Liquidity Preference: $1.57

Convertible Notes: 190000
Issued: 190000
Warrants: 0
Outstanding & Exercised: 0
Voting?: No
Liquidity Preference: No

(2) Aside from voting rights, the principal shareholders have no
material rights that would affect the purchasers of any class of
stock in the normal course of business.

(3) Owners of more than 20% of voting stock. Joshua Montgomery and Kristie Adair, JTWROS hold 24.62% of the voting stock.

(4) Valuation. The voting stocks are valued based on the last arms-length transaction. The Non-Voting Common Stock is valued per a 409(A) evaluation effective Jan 1, 2019. It is the company's intention to continue to value stocks in this way, until such time as the Board of Directors deems otherwise.

(5) Risks based on company actions: The sale of the company for less than $3,089,859 would result in a return of $0 to holders of stock other than Series Seed Preferred. The sale of the company for less than $24,879,065 may result in some shareholders not receiving more than their initial investment, based on the total outstanding number of shares and depending on the price at which those shares were purchased.

(6) Transfer restrictions. Each Series Seed Preferred Stock certificate contains the following language:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

THE CORPORATION IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF
STOCK. UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION,
THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF
THIS CERTIFICATE, A STATEMENT OF THE POWERS, DESIGNATIONS,
PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER
SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF THAT THE
CORPORATION IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS,
LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

Each Non-Voting Common Stock Certificate bears the following
language:
THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN
ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES AND NOT WITH A
VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION
THEREOF. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A)
THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE CORPORATION
IS PRESENTED A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE
CORPORATION OR A 'NO-ACTION' INTERPRETIVE LETTER FROM THE
SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH
REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH
SALE OR TRANSFER.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A
TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE
CORPORATION.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO
CERTAIN RESTRICTIONS ON TRANSFER IN FAVOR OF THE CORPORATION OR
ITS ASSIGNEE SET FORTH IN A RESTRICTED STOCK AGREEMENT BETWEEN
THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER'S
PREDECESSOR IN INTEREST, A COPY O F WHICH IS ON FILE AT THE
PRINCIPAL OFFICE OF THIS CORPORATION.

THE SALE, TRANSFER OR ENCUMBRANCE OF THIS CERTIFICATE IS SUBJECT
TO AN AGREEMENT AMONG THE CORPORATION AND ITS SHAREHOLDERS. A
COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE
CORPORATION. THE AGREEMENT PROVIDES, AMONG OTHER THINGS, FOR
CERTAIN RESTRICTIONS ON TRANSFER AND REPURCHASE OPTIONS AND
OBLIGATIONS TO SELL THE SHARES OF STOCK EVIDENCED BY THIS
CERTIFICATE FOR A DESIGNATED PURCHASE PRICE UPON CERTAIN EVENTS.

BY ACCEPTING THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE THE HOLDER AGREES TO BE BOUND BY SUCH AGREEMENT.

THE CORPORATION IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK. UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION, THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF THIS CERTIFICATE, A STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF THAT THE CORPORATION IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

Each Voting Common Stock certificate bears the following language:
THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE CORPORATION IS PRESENTED A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE CORPORATION OR A 'NO-ACTION' INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION.

THE SALE, TRANSFER OR ENCUMBRANCE OF THIS CERTIFICATE IS SUBJECT TO AN AGREEMENT AMONG THE CORPORATION AND ITS SHAREHOLDERS. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION. THE AGREEMENT PROVIDES, AMONG OTHER THINGS, FOR CERTAIN RESTRICTIONS ON TRANSFER AND REPURCHASE OPTIONS AND OBLIGATIONS TO SELL THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE FOR A DESIGNATED PURCHASE PRICE UPON CERTAIN EVENTS. BY ACCEPTING THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE THE HOLDER AGREES TO BE BOUND BY SUCH AGREEMENT.

THE CORPORATION IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF
STOCK. UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION,
THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF
THIS CERTIFICATE, A STATEMENT OF THE POWERS, DESIGNATIONS,
PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER
SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF THAT THE
CORPORATION IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS,
LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

pp 227.201 (p) Debt.

Loan Issuer: Open Source Loan
Amount (USD):   900000
Interest Rate: 3.07%
Issued Date: 10/5/2018
Maturity Date: 12/31/2023

Loan Issuer: Anspar Foundation
Amount (USD):   75000
Interest Rate: 7%
Issued Date: 12/31/2019
Maturity Date: 12/31/2021

Exempt offerings 2017-2019 (pp 227.201 (q))

In 2018 and 2019 the company offered Series Seed Stock to
qualified investors under the Regulation D exemption. Series
Seed Stock is as described above. A total of $1,968,063 shares
were sold. 100% of the proceeds were used for product
development and operating costs.

Related party transactions (pp 227.201 (r))

Transactions in 2019 that exceeded 5% of the amount raised
through Reg-CF in the 12-months prior to that transaction that
involved the officers, directors, owners of 20% of more voting
equity, or their families:

  ● None.

Financial Condition (pp 227.201 (s))

The first quarter of 2019, the Company operated off of $321,799 from a Regulation CF round. The company operated in 2019 largely based on two Regulation D financing rounds. The first round raised $517,681 which converted to Series Seed Preferred. The second round raised $190,000. The company remains in a product development phase and has no substantial revenue from sales. As such, it is entirely dependent on future equity or debt financing for continued operations until the projected launch of the Mark II product in 2021.

THE FIRST QUARTER OF 2019, THE COMPANY OPERATED OFF OF $321,799 FROM A REGULATION CF ROUND.

Financial Statements (pp 227.201 (t)

See Attachment A

Compliance (pp 227.201 (x))

The required 2019 C-AR was not submitted in a timely manner due to miscommunication between the company and the regulation CF platform.

C**larifications** pp 227.201 (y)

None.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (pp 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____

Joshua Montgomery
President
18 May, 2021